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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No.            )(1)


                              Altris Software, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   022091 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Norman L. Smith
                      Solomon Ward Seidenwurm & Smith, LLP
                            401 B Street, Suite 1200
                               San Diego, CA 92101
                                 (619) 231-0303
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 14, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 6 Pages)

----------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 022091 10 2                 13D                      Page 2 of 6 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Spescom Limited
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     South Africa
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         2,000,000

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         2,000,000

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,000,000
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     17.2
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 022091 10 2                 13D                      Page 3 of 6 Pages


________________________________________________________________________________
Item 1.  Security and Issuer.

     This Statement on Schedule 13D (the "Statement") relates to the common stock, no par value per share (the "Common Stock"), of Altris Software, Inc., a California corporation ("Altris"). The principal executive offices of Altris are located at 9339 Carroll Park Drive, San Diego, California 92121.

________________________________________________________________________________
Item 2.  Identity and Background.

     The person filing this Statement is Spescom Limited, a company incorporated in the Republic of South Africa ("Spescom"). Spescom's principal business and principal office are located at Spescom Park, Corner of Alexandra Avenue and Second Road, Halfway House, 1685 Midrand, South Africa. Spescom is a holding company, which through its subsidiaries and joint venture companies, provides communications and information technology solutions and applications.

     (a)-(c); (f) The name, business address, present principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted of each of the directors and executive officers of Spescom is set forth in Schedule I hereto, which is incorporated herein by reference. Each person listed in Schedule I hereto is a citizen of South Africa.

     (d)-(e) During the last five years, neither Spescom nor, to the knowledge of Spescom, any of the persons listed on Schedule I hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.


     On May 14, 1999, Spescom acquired 2,000,000 shares of newly-issued Common Stock of Altris (the "Shares") from Altris the ("Transaction"). Spescom paid $1.8 million for the Shares out of the working capital of Spescom.

________________________________________________________________________________
Item 4.  Purpose of Transaction.

     Spescom acquired the Shares for investment purposes as a strategic investment. In addition to the purchase of the Shares, as part of the agreement, Spescom paid Altris an additional $1.0 million and invested $1.2 million directly into Altris Software Ltd. ("ASL"), a subsidiary of Altris based in the United Kingdom, for a 60% interest in of ASL. In conjunction with the agreement Altris contributed $400,000 to ASL and retained a 40% ownership interest in ASL.

     In addition, Altris entered into a distribution agreement with ASL which grants ASL exclusive distribution rights for Altris's products world-wide excluding North America, South America and the Caribbean. Under the distribution agreement, the exclusivity is contingent on ASL meeting certain minimum royalty commitments beginning in 2001. The agreement provides for a royalty to Altris on sales of Altris's products by ASL equal to 50% of Altris's list price for such products. ASL also entered into a distribution agreement with Spescom covering the same territory, which provides that ASL will be Spescom's exclusive distributor of EMS 2000, Spescom's configuration management (CM) product. In addition, the agreement provides that Altris is Spescom's exclusive distributor of EMS 2000 in North America, South America and the Caribbean.

CUSIP No. 022091 10 2                 13D                      Page 4 of 6 Pages

     Other terms of the Transaction include:

            o Altris agreed to include a nominee of Spescom in management's slate of nominees to be elected to the board of directors and to recommend to the stockholders the election of such nominee (this right lasts for so long as Spescom retains a certain percentage of its holdings in Altris);

            o An additional 1,000,000 shares will be issued to Spescom if court approval of the settlement of Altris's outstanding securities litigation is not received, by September 30, 1999, as anticipated;

            o Altris used $200,000 of the proceeds from the transaction to fund an escrow account which will remain in effect until the second anniversary of the closing date for the purpose of securing any obligations owed by Altris to Spescom under the agreement;

            o The shares of stock representing Altris's 40% interest in ASL were pledged to Spescom to further secure the obligations of Altris to Spescom, with such pledge not to extend beyond the second anniversary of the closing date.

     Except as described above, at the time of the Transaction, Spescom had no plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D. Nevertheless, Spescom intends to closely evaluate the performance of Altris and the Common Stock, including, but not limited to, the continued analysis and assessment of Altris's business, assets, operations, financial condition, capital structure, management and prospects. Depending upon Altris's financial condition, results of operations, future prospects and other factors which Spescom deems relevant, Spescom may, and hereby reserves the right to, (i) acquire additional shares of Common Stock of Altris or sell the shares Spescom owns, (ii) communicate with other shareholders of Altris or persons who may desire to become shareholders of Altris regarding the replacement of Altris's executive officers, members of the Board of Directors of Altris, and/or other matters regarding the management and operation of Altris, (iii) seek the removal of one or more members of Altris's Board of Directors and/or executive officers, (iv) seek to amend the Articles of Incorporation or By-laws of Altris to increase the size of the Board of Directors, elect one or more designees to fill any resulting vacancies, facilitate the removal of one or more directors and/or executive officers of Altris, and/or for any other purpose, (v) solicit proxies, to be used at either Altris's regular annual meeting or at a special meeting, or consents in lieu of any such meeting, for the purposes described in (iii) and/or (iv) above or for the election of one or more nominees of Spescom and/or such other shareholders to the Board of Directors of Altris, (vi) seek to cause Altris to merge with or into, consolidate with, transfer all or substantially all of its assets to, or otherwise engage in any business combination with, one or more other parties (whether or not affiliated with or otherwise related to Spescom), or (vii) take such other action as Spescom may determine.

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

     Based upon information set forth in Altris's Annual Report on Form 10-K for the fiscal year ended December 31, 1998, there were 9,614,663 shares of Altris common stock issued and outstanding as of March 23, 1999. As of May 14, 1999, Spescom beneficially owned an aggregate of 2,000,000 shares of Common Stock, or 17.2% of the issued and outstanding shares of Common Stock (after giving effect to the issuance of the Shares).

     Spescom has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all 2,000,000 shares of Common Stock beneficially owned by it.

CUSIP No. 022091 10 2                 13D                      Page 5 of 6 Pages

     During the sixty days preceding the Transaction, there were no transactions in the shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by Spescom or any person or entity controlled by Spescom or any person or entity for which Spescom possesses voting control over the securities thereof.

     No other person is known by Spescom to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Spescom.

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The agreement between Spescom and Altris provides that an additional 1,000,000 shares of Altris will be issued to Spescom if court approval of the settlement of Altris's outstanding securities litigation is not received by September 30, 1999. As of May 14, 1999, there were no other contracts, arrangements, understandings or relationships with respect to securities of Altris.

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.


The following document is filed as an exhibit:

Agreement between Spescom Limited, Spescom CIT (Pty) Limited,
Altris Software, Inc., Altris International Limited, Altris Group
Plc, and Altris Software Limited, dated May 7, 1999.1/

- -------------------

1/ Incorporated by reference to Altris's Current Report on Form 8-K dated May 14, 1999.

________________________________________________________________________________

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   5 October 1999
                                     -------------------------------------------
                                                         (Date)


                                                 /S/ HILTON ISAACMAN
                                     -------------------------------------------
                                                       (Signature)


                                     Hilton Isaacman, Director Corporate Finance
                                     -------------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                 SCHEDULE I
                    DIRECTORS AND EXECUTIVE OFFICERS OF
                               SPESCOM LIMITED

     The name, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Spescom Limited ("Spescom") is set forth below. Each of the directors and executive officers is a citizen of the South Africa. Unless otherwise indicated below, the business address of each director and executive officer is Spescom Limited, Spescom Park, Corner of Alexandra Avenue and Second Road, Halfway House, 1685 Midrand, South Africa.

Executive Directors
-------------------

Name and Business             Present Principal Occupation or Employment
-----------------             ------------------------------------------
Tony Farah                    Chairman, Spescom Limited

Sipho Ndlovu                  Deputy Chairman, Spescom Limited

Peter Verwer                  Chief Executive Officer, Spescom Limited

Carl Mostert                  Chief Operating Officer, Spescom Limited

Johann Leitner                Director of Strategic Planning, Spescom Limited

Hilton Isaacman               Director of Corporate Finance, Spescom Limited

Viv Crone                     Group Technical Director, Spescom Limited


Non-Executive Directors
-----------------------

Ken Baker                     International Marketing Consultant

Larry Kallmeyer               Attorney with the firm of Kallmeyer and Strime

Israel Skosana Group          Managing Director, SARHWU Investment Holdings

Sindi Mabaso                  Executive Director, SARHWU Investment Holdings